Filed by Legato Systems, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed filed

pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company:    Legato Systems, Inc.

Commission File No:    000-26130

Subject:  Legato & EMC—The Future of Content Management

Staying Focused on our Mission & Looking Forward to the Opportunities Ahead

Dear <first name>,

I’m eager to touch base with you regarding last week’s important announcement regarding the next chapter of LEGATO and its significance around our business relationship. As you know—on Tuesday, July 8, 2003 – EMC announced a definitive agreement to acquire LEGATO, in a stock transaction valued at approximately $1.3 billion. Based upon the customary time required to obtain stockholder and regulatory agency approvals, it is projected that this transaction will close in the 4th quarter of this year.

As a valuable partner and contributor within the Content Management space, I’m sure you have questions stemming from this announcement. It is of utmost importance for us to share with you; 1) why we’re excited about this strategic combination and how we believe it will positively impact our objectives, and equally as important 2) what it means to LEGATO’s channel-driven Content Management business.

A Powerful Combination that Mirrors & Supports our Objectives

EMC and LEGATO share a common customer approach in delivering our customers the utmost in performance, reliability, compatibility, service, and value. Together as one, we can strengthen these attributes more quickly and more efficiently while still advancing our market offerings. How so? This planned acquisition will result in a combined entity that will:

•	Represent the world’s 8th largest software vendor (the combined entity would have had total annual revenues (hardware, software and services) of approximately $5.7 Billion in 2002)

•	Establish financial stability based upon a strong cash position of approximately $6 Billion

•	Enable us to better service, support and further assist over 40,000 customers with comprehensive information solutions

•	Expand our ability to grow into existing and untapped markets, as well as service larger enterprise needs

•	Leverage and invest in our complimentary technologies and resources

•	Speed our development efforts to bring forth more advanced solutions into the market

•	Increase our market presence in both broad vertical and niche application markets

We believe that these advantages support our objectives and position our combined company, along with our channel partners, to deliver the best solutions to our customers.

LEGATO’s Content Management Commitment & Why it’s a Perfect Fit with EMC

As I’m sure you’ve read, EMC is committed to growing its open software business and it’s ILM vision is well aligned with today’s market needs and LEGATO’s own vision (as discussed at our recent Partner Conference). In fact this next chapter only strengthens our Content Management position. How so? In addition to the advantages in leveraging EMC’s considerable financial resources…

•	Our Content and Email Management solutions have been identified by EMC as key focus areas for growth and are significant components of delivering a complete ILM approach. As you very well know, it is these solutions that drive the data across business applications, which need to be available, protected and stored. As LEGATO embraced these solutions to compliment our Protection and Availability solutions, EMC will lead with and leverage these integral data management solutions.

•

EMC’s vision to embrace information management as it relates to storage is further exemplified through their most recent product launches. As you may recall, last year EMC introduced the first content addressable storage system, Centera. From the conception and launch of this solution, we have been an integral partner with EMC’s Centera solution. In addition to the key integrations of

DiskXtender and NetWorker, our content management solutions are quite applicable to this space. In fact, we’re pleased to report that we have completed our first enterprise implementation of ApplicationXtender / DiskXtender using EMC’s content addressable storage system, Centera. This is not only relevant to the recent acquisition announcement, but will also be critical in helping customers meet newly emerging storage-related compliance regulations.

•	On an interesting side note, but quite relevant to our Content business, Joe Tucci, President and CEO of EMC is a veteran of the Imaging industry! As such, he has a strong appreciation for the importance that Legato’s Content Management solutions bring to the EMC vision and newly embraced Information Lifecycle Management (ILM) strategy. The following quote from Joe Tucci was printed in Computer Reseller News on July 11, 2003:

EMC plans to lay out its data life-cycle management software strategy in August. With Legato’s e-mail archiving and content management products, no other software maker has “more pieces” in the information life-cycle management segment than EMC, Tucci said.

Market reaction to our announcement has been extremely positive and strong. We were quite pleased with the initial report issued by TechInfoCenter.com (sponsored by AIIM), which viewed this as a watershed event in the Content Management industry. In addition, ESG (Enterprise Storage Group) wrote that LEGATO’s Xtender family of solutions is key to EMC’s ability to deliver on its ILM strategy as the Xtender family, in addition to other core LEGATO products, completes EMC’s goal of providing fully automated Information Lifecycle Management. Feel free to download these reports from our site and share with your customers and prospects.

I would like to assure you that the entire Content Management team is enthusiastic and committed to this new chapter. Our goal remains the same in providing, equipping and supporting your business with products and services that meet and grow with the evolving content management market requirements. We look forward to working with each of you in the future as we continue to focus on growing our business and achieving mutual success.

Please do not hesitate to contact Dan or me directly, as our partnership is our business.

Sincerely,

Ed Bauer	Dan Kehoe
Group Vice President	Vice President, Sales
Content Management	Content Management

CALL OUT BOX IN THE EMAIL—

Mark Lewis, EVP of Open Software and CTO of EMC, provides his perspective… “EMC has a long-standing belief that content management solutions play an integral role in generating market demand for storage solutions. Specifically, these applications take data from cradle to grave. With the LEGATO acquisition, we will have a complete, information lifecycle management (ILM) offering that will be substantially strengthened with the addition of LEGATO’s world-class content management suite of solutions. Additionally, this product suite fits very nicely into our strategic vision related to our very public commitment to content addressed storage.”

Additional Information and Where to Find it.

In connection with the proposed transaction, EMC and LEGATO intend to file a proxy statement/prospectus with the U.S. Securities and Exchange Commission (the “SEC”). Investors and security holders are advised to read the proxy statement/prospectus when it becomes available, because it will contain important information about LEGATO and the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus, when available, and other documents filed by LEGATO with the SEC at the SEC’s website at www.sec.gov. Free copies of Legato’s filings may be obtained by directing a request to Legato Investor Relations, LEGATO SYSTEMS, Inc., 2350 West El Camino Real, Mountain View, CA 94040. In addition, investors and security holders may access copies of the documents filed with the SEC by LEGATO on LEGATO’s website at www.legato.com.

LEGATO, its directors and executive officers may be deemed to be participants in the solicitation of proxies from LEGATO stockholders in favor of the proposed transaction. A description of the interests of the directors and executive officers of LEGATO is set forth in LEGATO’s proxy statement for its 2003 annual meeting, which was filed with the SEC on April 30, 2003. Investors and security holders may obtain additional information regarding the interests of such potential participants by reading the definitive proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.